Exhibit 12.1

Ratio of Earnings to Fixed Charges
(dollar amounts in thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Earnings
Pretax loss from continuing operations	$(5,671,145)	$(17,303,806)	$(11,668,849)	$(36,302)	$(84,266)	$-
Plus:
Fixed Charges-Interest Expense	1,583,198	29,212,260	3,372,400	15,702	19,147	-
Distributed Income of Equity Investees	3,065,548	1,113,463	1,952,210	659,102	-	-
Minus:
Interest capitalized	-	-	-	-	-	-
Total Earnings	$(1,022,399)	$13,021,917	$(6,344,239)	$638,502	$(65,119)	$-
Fixed Charges
Interest expense and capitalized	$1,583,198	$29,212,260	$3,372,400	$15,702	$19,147	$-
Amortized premiums, discounts and capitalized expense related to indebtedness	-	-	-	-	-	-
Estimate of interest within rental expense	-	-	-	-	-	-
Total Fixed Charges	$1,583,198	$29,212,260	$3,372,400	$15,702	$19,147	$-

Ratio of Earnings to Fixed Charges	(0.65)x	0.45x	(1.88)x	40.66x	(3.40)x	(A)

(A)	Neither our company nor its predecessor businesses existed during 2008.